January 13, 2014

VIA EDGAR

Mr. Michael Volley
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Camden National Corporation
Form 10-K for the period ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the period ended September 30, 2013
Filed November 8, 2013
File No. 001-13227

Dear Mr. Volley:

This letter is submitted on behalf of Camden National Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission") set forth in the letter dated December 31, 2013 to the undersigned (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 8 – Fair Value Measurement and Disclosure, page 21

1.
We note your tabular presentation of the valuation methodology and unobservable inputs for Level 3 assets measured on a non-recurring basis on page 25. Considering the wide range of the unobservable inputs used for impaired loans, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

Response: We will revise our future filings as the Staff has requested.

2.
As a related matter, footnote two to this table states that the specific reserve for collateral-dependent impaired loans is determined by any deficit of 75% of collateral value over the recorded investment. Please tell us and revise your future filings to clarify how you determine the amount of any specific reserve determined. Please consider providing an example in your response to assist in our understanding. Additionally, please tell us and revise your future filings to explain the following:

a.	How you determined 75% of the collateral value is a representative measure to record a specific reserve.

b.
We note that you have a 10 – 30% discount on your partially charged-off collateral dependent impaired loans. Compare and contrast how you determine whether to record a specific reserve as compared to a partial charge-off for the collateral-dependent impaired loans based upon a presumed 25% discount applied to the specifically reserved collateral-dependent impaired loans.

Response: For collateral-dependent impaired loans a specific reserve is determined by comparing the current loan balance to the collateral value utilizing the last appraisal obtained (“LTV”), as adjusted for current market estimates (“Adjusted LTV”). Should the Adjusted LTV exceed 75% for collateral-dependent commercial loans or 80% for residential loans, then a specific reserve is established for the loan equal to the amount necessary to reduce the net loan receivable to 75% or 80%, as applicable. For example, assume a commercial customer had a current loan balance of $300,000 and there was no specific reserve on the loan. The last appraisal concluded that the collateral value was $375,000 and we determined that no adjustments to the last appraisal are necessary based on current market data. Based on these facts, the current Adjusted LTV is 80%. In this case, a specific reserve of $18,750 would be recorded on this loan to reduce the net loan receivable to a 75% Adjusted LTV [($300,000 - $18,750) / $375,000)]. We contrast this to a scenario where the current Adjusted LTV is 65% and, therefore, no specific reserve would be required.

The 75% and 80% LTV thresholds, as applicable, for collateral-dependent loans were determined to be appropriate measures for determining the need for a reserve as they are both common underwriting and credit assessment measures used within the banking industry. Furthermore, it is at these thresholds, that if a loan was defaulted on and the related collateral was liquidated, we would likely recoup the cash flows necessary, net of fees associated with the sale of the collateral, to receive full payment of the outstanding loan balance.

In accordance with ASC 310-10-35-14 and our internal policy, we individually evaluate for impairment loans with loan principal balances greater than $250,000 and are risk rated 8 or above or are in non-accrual status. Once this population is determined, a host of factors and considerations, including, but not limited to, payment status, LTV, and historical loan type analysis, are applied to determine whether or not future payment of the current loan balance as scheduled within the terms of the initial contract is probable in accordance with ASC 310-10-35-16. Should we deem that it is probable that we will be unable to collect the amounts due, we will record a specific reserve for the loan if the Adjusted LTV is greater than 75% or 80% as described above.

Once it is known the collateral-dependent loan is in default and the foreclosure process has commenced then an appraisal is ordered. We review the current appraisal and apply a discount as deemed necessary to account for any known factors, including, but not limited to, property condition and property location. This discount typically ranges from 10 – 30%. Once the adjusted collateral value is determined, we apply an estimated selling cost percentage – typically ranges from 6 – 10% – to determine if a partial charge-off is necessary to write the outstanding loan balance down to net realizable value in accordance with ASC 310-10-35-23.

We will revise our future filings as the Staff has requested.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions concerning the enclosed matters, please contact me at (207) 230-2110.

Sincerely,

/s/ Deborah A. Jordan
Deborah A. Jordan
Executive Vice President and
Chief Financial Officer